UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Includes a press release issued on November 15, 2007 regarding the effects of the earthquake that occurred in Northern Chile on the productive facilities of the Company.

SQM REPORTS PRELIMINARY EFFECTS OF EARTHQUAKE IN
NORTHERN CHILE ON ITS PRODUCTIVE FACILITIES

Santiago, Chile, November 15, 2007.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) announced today its preliminary evaluation of the effects on the Company’s productive facilities of the earthquake that occurred yesterday in Northern Chile.

•	There were no accidents or injuries involving personnel at SQM’s productive facilities.
•
The Company’s productive operations were suspended yesterday due to the lack of electricity from the Northern Power Grid and to the need to perform safety checks on the equipment. The electric supply was reestablished early this morning.

•
Upon preliminary inspection, no significant structural damages were detected at the productive plants. The railway system connecting María Elena to Tocopilla suffered damages at specific points, and these damages will be repaired in the short term.

•
At the Salar de Atacama, operations were partially restarted yesterday using an auxiliary electricity supply. Likewise, operations were restarted at the lithium carbonate plant in the Salar del Carmen, near Antofagasta.

•	The Company plans to gradually restart operations at the other facilities during the day today.
•	Considerable damage occurred to a great number of houses, as well as to the hospital in the town of María Elena.
•	SQM has already begun the necessary work to enable the town of María Elena to return to normal as soon as possible.

The Company expects to have a definitive evaluation next week.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:
•	Low production costs based in vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network, with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact:

Patricio Vargas, 56-2-4252274 / 56-2-4252485 / patricio.vargas@sqm.com
Carolyn McKenzie, 56-2-4252074 / carolyn.mckenzie@sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos
Ricardo Ramos R.
Chief Financial Officer

Date: November 15, 2007